Report of Independent
Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of
1940, that Dreyfus Core Equity Fund (the
"Fund"), a series of The Dreyfus/Laurel Funds,
Inc. (the "Company"), complied with the
requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of
1940 as of August 31, 2013, and from June 30,
2012 through August 31, 2013, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance
with the standards of the Public Company
Accounting Oversight Board (United States)
and, accordingly, included examining, on a test
basis, evidence about the Fund's compliance
with those requirements and performing such
other procedures as we considered necessary in
the circumstances.  Included among our
procedures were the following tests performed as
of August 31, 2013 and with respect to
agreement of security purchases and sales, for the
period from June 30, 2013 (the date of our last
examination), through August 31, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security
position reconciliations for all securities
held by sub custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Reconciliation between the Fund's
accounting records and the Custodian's
records as of August 31, 2013;
4.	Agreement of five purchases and five
sales from the period June 30, 2013 (the
date of our last examination) through
August 31, 2013 from the books and
records of the Company to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
5.	Review of the BNY Mellon Asset
Servicing Report on Controls Placed in
Operation and Tests of Operating
Effectiveness ("SOC 1 Report") for the
period July 1, 2012 to June 30, 2013 and
noted no relevant findings were reported
in the areas of Asset Custody and
Control.
6.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of
Operating Effectiveness of the SOC 1
Report, have remained in operation and
functioned adequately from July 1, 2013
through August 31, 2013. In addition, we have obtained written representations from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2013, and from June 30, 2013 through
August 31, 2013, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of The Dreyfus/Laurel Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
November 27, 2013
November 27, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus Core Equity Fund, a series of The Dreyfus/Laurel Funds, Inc. (the
"Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule
17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2013 and from June 30, 2013 through
August 31, 2013.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule
17f-2 of the Investment Company Act of 1940
as of August 31, 2013 and from June 30, 2013 through August 31, 2013 with respect to securities reflected in the investment accounts of the Fund.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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